Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT ELBIT MEDICAL TECHNOLOGIES IS CONSIDERING

RAISING DEBT ON THE TEL AVIV STOCK EXCHANGE

Tel Aviv, Israel, January 22, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated January 9, 2018, that its subsidiary, Elbit Medical Technologies Ltd. (“Elbit Medical”), informed the Company that it published first drafts of the relevant documents for a possible issuance on the Tel Aviv Stock Exchange of a new series of notes convertible into ordinary shares of Elbit Medical and secured by a lien on a portion of Elbit Medical’s holdings in Insightec Ltd. and Gamida Cell Ltd.

As of the date hereof, there is no certainty that Elbit Medical will actually raise debt financing or on what terms. The issuance of securities by Elbit Medical is subject, among other things, to the existence of appropriate market conditions and receipt of all approvals required by law, including the approval of Elbit Medical’s Board of Directors and the approval of the Tel Aviv Stock Exchange and the Israeli Securities Authority.

The notes will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Ltd.’s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets;(ii) Medical industries and devices for(a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com